Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-229810

Pricing Term Sheet

$650,000,000

1.800% Senior Notes due 2028

This pricing term sheet supplements the information set forth under “Description of Notes” in the Preliminary Prospectus Supplement, subject to completion, dated August 9, 2021 to the Prospectus dated February 22, 2019.

Issuer	Regions Financial Corporation

Title of Security	1.800% Senior Notes due 2028 (the “Notes”)

Ratings (Moody’s/S&P/Fitch)*	Baa2 / BBB+ / BBB+ (Stable/Stable/Positive)

Principal Amount	$650,000,000

Trade Date	August 9, 2021

Settlement Date**	August 12, 2021 (T+3)

Maturity Date	August 12, 2028

Coupon	1.800%

Payment Frequency	Semi-Annually

Interest Payment Dates	February 12 and August 12 of each year, commencing February 12, 2022

Day Count Convention	30/360

Optional Redemption	The Notes may not be redeemed by the Issuer prior to February 12, 2022. At any time on or after February 12, 2022 and prior to June 12, 2028, the Issuer may, at its option, and from time to time, upon not less than 10 or more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement). At any time on or after June 12, 2028, the Issuer may, at its option, and from time to time, upon not less than 10 nor more than 60 days’ prior notice, redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed. Holders of any Notes redeemed will also receive accrued and unpaid interest thereon, if any, to, but excluding, the date of redemption.

Make-whole Spread	T+15 basis points

Benchmark Treasury	1.000% US Treasury due July 31, 2028

Spread to Benchmark Treasury	75 basis points

Benchmark Treasury Spot and Yield	99-13; 1.089%

Price to Public	99.745% of Principal Amount

Net Proceeds to Issuer (after the underwriting discount, before offering expenses)	$646,067,500

Yield to Maturity	1.839%

Denominations	$2,000 x $1,000

CUSIP / ISIN	7591EP AT7 / US7591EPAT77

Joint Book-Running Managers	BofA Securities, Inc. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC UBS Securities LLC Regions Securities LLC

Co-Managers	Academy Securities, Inc. Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the Notes will be made in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about the third business day following the date of this pricing term sheet. Trades of securities in the secondary market generally are required to settle in two business days, referred to as T+2, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+2 basis, investors who wish to trade the Notes more than two business days before the final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The issuer has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the

SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 (or by email at dg.prospectus_requests@bofa.com), Citigroup Global Markets Inc. toll-free at (800) 831-9146, Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, UBS Securities LLC toll-free at (888) 827-7275 or Regions Securities LLC toll-free at (800) 734-4667.

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